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                                  STANTEC INC.

                             MATERIAL CHANGE REPORT

This report is filed under National Instrument 51-102.

1.    NAME AND ADDRESS OF COMPANY:

      Stantec Inc.
      10160-112th Street
      Edmonton, Alberta
      Canada T5K2L6

      The reporting issuer has its principal office in Edmonton, Alberta.

2.    DATE OF MATERIAL CHANGE:

      April 14, 2005.

3.    NEWS RELEASE:

      A news release was issued by Stantec on April 24, 1005 and disseminated through the facilities of a recognized newswire service.

4.    SUMMARY OF MATERIAL CHANGE:

      The Corporation and The Keith Companies, Inc. ("TKC") have entered into a merger agreement whereby the Corporation will acquire TKC through a merger of TKC into a wholly owned subsidiary of the Corporation. The boards of directors of the Corporation and TKC have approved the terms and conditions of the agreement. TKC shareholders will receive approximately US$22.00 per share in cash, common shares of the Corporation, or a combination of cash and common shares.

      It is a condition of the merger agreement, that the Corporation become a US SEC registrant, and that the Corporation's common shares be listed on a major US stock exchange. The Corporation has entered into a shareholder support agreement with TKC's Chairman and CEO, in which he agreed to vote his shares in favour of the merger.

      The transaction is subject to customary conditions, including approval by TKC's shareholders and expiration of the waiting period under the Hart Scott Rodino Act. The Corporation's shareholders will not be required to vote on the transaction. The transaction is expected to close in the third quarter of 2005.

5.    FULL DESCRIPTION OF MATERIAL CHANGE:

      On April 14, 2005, the board of directors of the Corporation approved the terms and conditions of a proposed merger agreement with TKC, whereby the

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      Corporation will acquire TKC through a merger of TKC into a wholly owned subsidiary of the Corporation. The directors further authorized senior officers of the Corporation to enter into the merger agreement, and other such agreements that may become necessary to carry out the proposed transaction.

      The board of directors of TKC also voted to approve the merger agreement. Both the Corporation and TKC entered into the agreement that same day.

      The agreement contemplates that each share of TKC common stock will be exchanged for:

      -     US$11.00 in cash;

      -     0.23 shares of the Corporation; and

      - US$5.50 worth of shares of the Corporation, to be calculated by dividing US$5.50 by the simple average of the weighted average sales price of the Stantec common shares on the Toronto Stock Exchange ("TSX") for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted into US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day.

      TKC shareholders can elect to receive their merger consideration in cash, common shares of the Corporation, or a combination of cash and shares, in each case subject to proration.

      The transaction is subject to customary conditions, including approval by TKC's shareholders and expiration of the waiting period under the Hart Scott Rodino Act. Shareholders of the Corporation will not be required to vote on the transaction. The transaction is expected to close in the third quarter of 2005.

      The directors of the Corporation also approved the terms and conditions of a shareholder support agreement with TKC's Chairman and Chief Executive Officer, Arman Keith. The Corporation and Mr. Keith entered into the support agreement, whereby Mr. Keith agreed to vote his TKC shares in support of the merger. The merger agreement contemplates that Mr. Keith will become a director of the Corporation following the completion of the transaction.

      In certain circumstances, TKC will pay the Corporation a break-up fee of US$3 million plus expenses, should TKC terminate the merger agreement.

      It is a condition of the merger agreement that the Corporation will become a US Securities and Exchange Commission (SEC) registrant, and that upon completion of the transaction, the Corporation's common shares be listed on both the TSX and a major US stock exchange to be determined.

6.    RELIANCE ON CONFIDENTIALITY PROVISIONS OF NATIONAL INSTRUMENT:

      Not applicable.

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7.    OMITTED INFORMATION:

      None.

8.    EXECUTIVE OFFICER:

      The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

               Jeffrey S. Lloyd
               Vice President & Secretary
               Stantec Inc.
               10160-112th Street
               Edmonton, Alberta
               T5K 2L6

9.    DATE OF REPORT:

      DATED at Edmonton, Alberta this 21st day of April, 2005.